UNITED STATES
SECURITIES EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-197319
INTERFACE SECURITY SYSTEMS HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

3773 Corporate Center Drive Earth City, Missouri 63045 (314) 595-0100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

9 1/4% Senior Secured Notes due 2018

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section lJ(a) or 15(d) remains)

___________________________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(l)(i) ☐
Rule 12h-3(b)(l)(ii) ☐
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date:

9 1/4% Senior Secured Notes due 2018: 22

Pursuant to the requirements of the Securities Exchange Act of 1934, Interface Security Systems Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

Date: March 31, 2017	By: /s/ Michael T. Shaw
Michael T. Shaw
Chief Executive Officer